                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                ________________


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                 June 21, 2000

                                _______________


                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)


                         "RIVIERSTAETE" AMSTELDIJK 166
                       1079 LH AMSTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


                                 ______________


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


             Form 20-F     X                    Form 40-F
                       ---------                          ---------


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                           No       X
                       ---------                      ---------


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   N/A.)

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

     On May 19, 2000, the board of directors of the Registrant, upon the recommendation of a management committee, approved the dismissal of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft (the "former accountant") as its independent public accountant. The former accountant's reports on the financial statements for the past two years did not contain any adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles. During the Registrant's two most recent fiscal years and any subsequent interim period preceding the dismissal, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in any of its financial reports to the Registrant. During the Registrant's two most recent fiscal years and any subsequent interim period preceding the dismissal, there were no reportable events as described in paragraphs (a)(1)(v)(A) through (D) of Item 304 of Regulation S-K.

     On May 19, 2000, the board of directors of the Registrant, upon the recommendation of a management committee, approved the engagement of Arthur Andersen LLP as the Registrant's independent public accountant. The Registrant has not consulted Arthur Andersen LLP prior to the engagement with respect to
(1) any matter of accounting principles or practices, financial statement disclosure, auditing scope, or procedure, (2) any disagreement with the former accountant, or (3) any reportable event.

     The Registrant has provided the former accountant with a copy of the foregoing disclosure and the former accountant has stated that it agrees with the statements made by the Registrant.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              IFCO SYSTEMS N.V.
                                              (Registrant)


Date:  June 21, 2000                          By: /s/ Edward E. Rhyne
                                                  ----------------------
                                                  Edward E. Rhyne
                                                  Executive Vice President and
                                                  General Counsel